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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                           Edgewater Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  280358 10 2
                        ------------------------------
                                 (CUSIP Number)

                                February 13, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                                Page 1 of 5 pages

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--------------------                                           -----------------
CUSIP NO.280358 10 2                    13G                    Page 2 of 5 Pages
--------------------                                           -----------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (Entities Only).

      Clete T. Brewer
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
   NUMBER OF                    685,620
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER
   OWNED BY                      5,252 (1)
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER
    PERSON                      685,620
     WITH          -------------------------------------------------------------
                     8.     SHARED DISPOSITIVE POWER
                                 5,252 (1)
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      690,872
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.01%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
(1) Shares are held by Mr. Brewer's spouse, as to which Mr. Brewer disclaims beneficial ownership.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

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Item 1.

     This statement relates to the common stock (the "Common Stock") of Edgewater Technology, Inc. (the "Issuer"). The Issuer's principal executive office is located at 20 Harvard Mills Square, Wakefield, MA 01880.

Item 2.

     (a)-(c) This statement is being filed by Clete T. Brewer. Mr. Brewer's address is 4301 West Oak St. Rogers, Arkansas 72758. Mr. Brewer is a Citizen of the United States.

     (d) and (e) This statement relates to the Common Stock of the Issuer, cusip number 280358 10 2.

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [_] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
         (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
         (c) [_] Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
         (d) [_] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
         (e) [_] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);
         (f) [_] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);
         (g) [_] A parent holding company or control person in accordance with (S)240.13d-1(b)(ii)(G);
         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3);
         (j) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 690,872
         (b) Percent of Class: 6.01%
         (c) Number of shares as to which such person has:
             (i)   Sole power to vote or to direct the vote: 685, 620*
             (ii)  Shared power to vote or to direct the vote: 5,252**
             (iii) Sole power to dispose or to direct the disposition of:
                   685,620*
             (iv)  Shared power to dispose or to direct the disposition of:
                   5,252**

*Included in this amount are stock option grants under the Issuer's stock option plans for 31,000 shares of the Common Stock.

** Shares are held by Mr. Brewer's spouse, as to which Mr. Brewer disclaims beneficial ownership

Instruction: For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

       N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       N/A

Item 8. Identification and Classification of Members of the Group

                               Page 3 of 5 pages

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       N/A

Item 9.  Notice of Dissolution of a Group

       N/A

Item 10. Certification

       N/A

                               Page 4 of 5 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Clete T. Brewer
                                                    ----------------------------
                                                    Name:  Clete T. Brewer
                                                    February 13, 2003
                                                    ----------------------------

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 5 of 5 pages